Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
On June 17, 2009, NRG Energy, Inc. issued the following press release.
NRG Energy Believes Exelon’s Weak Tender Results Show Significant
Deterioration in Overall Support for Exelon Exchange Offer; NRG
Continues to Create Value That Outweighs Exelon’s Proposal
PRINCETON, NJ; June 17, 2009—NRG Energy, Inc. (NYSE: NRG) today commented on the preliminary tender offer results announced by Exelon Corporation’s (NYSE: EXC). Today Exelon announced that 12% of NRG shares tendered into the Exelon offer as of June 16, 2009, as compared with 51% tendered on February 26, 2009.
Today’s results show a marked deterioration in overall support for the Exelon exchange offer by NRG stockholders and Exelon’s decision to extend its exchange offer ahead of its scheduled expiration is recognition of this. NRG believes the low number of shares tendered reflects the understanding of NRG stockholders that the value NRG has created over the past eight months greatly outweighs the value of Exelon’s proposal.
Based on yesterday’s closing price for both stocks, Exelon’s offer represents a premium of only 3.6% to NRG stockholders. NRG believes this exchange offer result is a clear and convincing message to Exelon that a strong majority of NRG’s stockholders believe that Exelon’s proposal is not in their best interests. NRG continues to view Exelon’s highly conditional proposal as inadequate due to a number of factors, including its dilution of NRG stockholders’ cash contribution, lack of premium or committed financing, and deterioration in Exelon’s prospects.
NRG has and will continue to focus on executing its strategic initiatives and building upon its track record of delivering strong returns for its stockholders. NRG annual meeting of stockholders is scheduled for July 21, 2009. The NRG Board of Directors recommends stockholders re-elect its four experienced and highly qualified independent directors and support the Board’s ongoing efforts to create additional value by voting the WHITE proxy card sent to stockholders this week. NRG also asks that stockholders disregard any blue proxy card sent by Exelon Corporation and vote against Exelon’s proposal to expand the NRG Board.
About NRG
NRG Energy, Inc., a Fortune 500 company, owns and operates one of the country’s largest and most diverse power generation portfolios. Headquartered in Princeton, NJ, the Company’s power plants provide more than 24,000 megawatts of generation capacity—enough to supply more than 20 million homes. NRG’s retail business, Reliant Energy, serves more than 1.7 million residential, business, commercial and industrial customers in

Texas. A past recipient of the energy industry’s highest honors—Platts Industry Leadership and Energy Company of the Year awards, NRG is a member of the U.S. Climate Action Partnership (USCAP), a group of business and environmental organizations calling for mandatory legislation to reduce greenhouse gas emissions. More information is available at www.nrgenergy.com.
Important Information
In connection with its 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”), NRG Energy, Inc. (“NRG”) has filed a definitive proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”). INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.
In response to the exchange offer proposed by Exelon Corporation referred to in this communication, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of NRG.
Investors and stockholders will be able to obtain free copies of NRG’s definitive proxy statement, the Solicitation/Recommendation Statement on Schedule 14D-9, any amendments or supplements to the proxy statement and/or the Schedule 14D-9, any other documents filed by NRG in connection with the 2009 Annual Meeting and/or the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of the definitive proxy statement, the Solicitation/ Recommendation Statement on Schedule 14D-9, and any amendments and supplements to these documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.
NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Detailed information regarding the names, affiliations and interests of NRG’s directors and executive officers is available in the definitive proxy statement for the 2009 Annual Meeting, which was filed with the SEC on June 16, 2009.
Forward-Looking Statements
This communication contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally.
The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the SEC at www.sec.gov. Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.
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Contacts:

Investors:	Media:
Nahla Azmy	Meredith Moore
609.524.4526	609.524.4522

David Klein	Lori Neuman
609.524.4527	609.524.4525

Erin Gilli	David Knox
609.524.4528	713.795.6106